

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Anthony P. Muratore
President
XR Energy Inc.
373 Smithtown Bypass, Suite 198
Hauppauge, New York 11788

> **Re: XR Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed November 23, 2011**
> **File No. 333-178156**

Dear Ms. Muratore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Due to your financial condition, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

   Notwithstanding your disclosure on page 24 under the Description of Business heading , it is uncertain from your disclosure whether the company will be able to implement a business plan based on your current financial condition. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Considering the dates that the securities were sold and the amount being registered, please provide an analysis explaining your basis for registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Prospectus Cover Page, 4

3.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities, consistent with your disclosure under the Plan of Distribution heading and in the Risk Factors section.

Prospectus Summary

4.   Please revise the summary to discuss briefly your historical and current operations regarding your consulting services and provide additional detail in your business section regarding the consulting services you provide.

Risk Factors, page 6

Risk Factors Relating to Our Company

We have no track record that would provide a basis…, page 10

5.   Please revise this risk factor to discuss with greater specificity, if applicable, your principal officer's inexperience in your current business as well in running a public company.

We may be unable to obtain sufficient bonding capacity…, page 12

6.   Considering your current operating status, it is unclear what you mean here by your reference to "[y]our suppliers and subcontractors." Please revise as appropriate to discuss with greater specificity the relevance to your operations.

Risk Factors Related to Our Common Stock, page 13

General

7.   Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value. Please disclose the material risks to investors resulting from the arbitrary determination of your offering price.

Description of Business

Business, page 25

8.   Please significantly revise to describe more specifically what services you currently provide, how you provide these operations. In addition, please discuss in detail your planned "implementation" services. Revise your prospectus, including this section and your MD&A so that ordinary investors have a clear understanding of what you do and what services you provide.

9.   Please discuss in greater detail how the company will earn fees from providing consulting services, including a more robust discussion of the payment structure of your contractual arrangements.

10.   Please explain what you mean by "middle-market" commercial and industrial business. Please also clarify how you plan to provide these energy efficiency solutions given your principal executive's lack of experience within this field.

11.   Describe the nature of your consulting arrangements with RJB Consulting and Messrs Vicari and Giametta in greater detail, including the specific services provided thereunder. We may have further comment.

12.   We note your reference to a consulting agreement with East Coast Power, LLC. Please revise to discuss the material terms of this arrangement in greater detail. Please also file such agreement as an exhibit with your next amendment.

Competition, page 26

13.   Please revise this section to discuss how you compete within your industry despite having limited operations and assets. In this regard, please discuss your competition's advantages over you and discuss how this will affect your competitive position within the industry.

Employees, page 26

14.   Please add conflict disclosure, as appropriate, to discuss the impact that Mr. Muratore's continued employment may have on his responsibilities as your key executive, if any.

Management's Discussion and Analysis of Financial Condition or Results of Operation
Results of Operations

15.   We note your discussion in the last risk factor on page 12 regarding your plan to raise additional capital through a private placement in order to implement your business plan. Please revise your plan of operation and liquidity section to discuss your plan to raise additional capital.

16.   Please revise your MD&A section to describe the company's plan of operation as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Results of Operations, page 30

17.   Considering that your auditors have issued a going concern opinion, please revise to indicate the course of action that you intend to take to remedy the deficiency.

18.   Please discuss the nature of the income generated from East Coast Power, LLC.

Liquidity and Capital Resources, page 31

19.   Please revise to discuss in greater detail the specifics of your oral loan arrangement with your principal officer to cover various expenses.

20.   We note your discussion in the Risk Factors section regarding the impact that compliance with reporting company requirements under the Exchange Act will have on your liquidity on a going-forward basis. Please revise to discuss your estimated expenses on page 29 in greater detail and how you determined such amounts.

21.   Please disclose the offering expenses to be paid by the company as disclosed in Part II of the registration statement and discuss how these expenses will affect your liquidity.

Anthony P. Muratore
XR Energy Inc.
December 20, 2011
Page 5

Directors, Executive Officers, Promoters and Control Persons, page 32

22.   Please revise to disclose Mr. Muratore's specific experience as an account
        executive for GunnAllen Financial, Inc.

Part II- Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 39

23.   We note your disclosure that you sold 118,000 shares of common stock to 40
        individuals from June 2010 through July 2011. Please include the specific rule
        under Regulation D in which the company relied upon and provide a detailed
        explanation regarding how these sales complied with such exemption. For
        example, please disclose whether the investors were accredited and/or financially
        sophisticated and whether there was any general solicitation. Please also tell us
        whether you filed a Form D with the Commission regarding the offer and sale of
        these securities, and if not, explain why.

Exhibit 5.1 Opinion of David Lubin & Associates, PLLC

24.   We note your statement that the attorneys are admitted to practice in New York
        and are familiar with the applicable Nevada statutes. Please advise counsel to
        revise the opinion to remove the qualification as to jurisdiction and to state clearly
        that they are opining upon Nevada law. See Section II.B.3.b. and c. of Staff Legal
        Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

Anthony P. Muratore
XR Energy Inc.
December 20, 2011
Page 6

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: David Lubin
        David Lubin & Associates, PLLC